GRIFFON CORPORATION
712 Fifth Avenue
New York, New York 10019

VIA EDGAR TRANSMISSION

March 28, 2011

Mr. W. John Cash
Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington D.C. 20549-4631

Re:	Griffon Corporation
Form 8-K/A Filed November 12, 2010
Form 10-K for the fiscal year ended September 30, 2010 filed November 17, 2010
Definitive Proxy Statement on Schedule 14A filed December 15, 2010
Form 10-Q for the fiscal quarter ended December 31, 2010 filed February 3, 2011
File No. 1-06620

Dear Mr. Cash:

Thank you for your letter dated February 28, 2011 on the above-referenced matters. In reply to your comments, Griffon Corporation (“Griffon” or the “Company”) is responding as detailed below. For your convenience, our responses follow each of your comments which are reproduced below; in our responses, where we provide future expected disclosures, such disclosures have been drafted as though they would be included in our Form 10-K for the year ended September 30, 2010.

Form 10-K for Fiscal Year Ended September 30, 2010

Business, page 2

1.

We note that throughout this section, you list certain customers that you consider “significant customers” of your business segments, but you do not provide the amount of consolidated or segment revenue contributed by such customers. However, we note that elsewhere in your Form 10-K, such as on page 17, you disclose the exact percentage of consolidated revenue and segment revenue for certain “significant customers.” In order to present this information clearly and concisely for investors, please include disclosure in your business section of the name of any customer if sales to such customer were equal to 10 percent or more of your consolidated revenues, and specify the percentage of consolidated revenue and segment revenue contributed by such customers. See Item 101(c)(vii) of Regulation S-K.

Response:

Historically, the only customers that triggered the 10% of consolidated revenue disclosure requirement were the United States Government and its agencies, and Procter & Gamble, Co. With the acquisition of Ames True Temper, Inc., The Home Depot will also meet these same disclosure criteria beginning with the end of our fiscal 2011 operating year.

In future filings, we will provide expanded discussion regarding sales to significant customers in the business section of Form 10-K, in line with the following (percentages used below are based on pro-forma segment and consolidated revenue totals for the year ended September 30, 2010):

A small number of customers account for, and are expected to continue to account for, a substantial portion of Griffon’s consolidated revenue. For the year ended September 30, 2010:

•	The United States Government and its agencies represented 24% of Griffon’s consolidated revenue and 73% of Telephonics’ segment revenue, either as a prime contractor, or as a sub-contractor.
•	Procter & Gamble, Co. represented 13% of Griffon’s consolidated revenue and 48% of the Plastics segment revenue.
•	The Home Depot represented 13% of Griffon’s consolidated revenue and 27% of the Home & Building Products segment revenue.

No other customer represented more than 8% of Griffon’s consolidated revenue.

Telephonics Corporation, page 3

2.

We note your disclosure on page 3 that approximately 73% of Telephonics’ sales were to the United States Government and related agencies. In addition, we note your disclosure on page 19 that certain of your contracts involving the U.S. government may include the risk of termination for convenience by the government. In future filings please provide a description of any material portion of your business that may be subject to renegotiation of profits or termination of contracts or subcontracts at the election of the Government. See Item 101(c)(ix) of Regulation S-K.

Response

In future filings, we will provide expanded discussion regarding Telephonics’ contracts with the U.S. Government and the extent to which such contracts are subject to termination for convenience, in line with the following:

Telephonics sells products to the U.S. government and its agencies both directly and indirectly as a first-tier supplier to prime contractors in the defense industry. In the year ended September 30, 2010, U.S. government contracts and subcontracts accounted for approximately 24% of Griffon’s consolidated revenue. Contracts involving the U.S. government may include various risks, including termination for convenience by the government. All of Telephonics’ U.S. Government end-user contracts contain a termination for convenience clause, regardless if Telephonics is the prime contractor or the subcontractor. This clause generally entitles Telephonics, upon a termination for convenience, to receive the purchase price for delivered items, reimbursement of allowable work-in-process costs, and an allowance for profit. Allowable costs would include the costs to terminate existing agreements with suppliers.

3.

We note that in your disclosure on page 4 you list a number of contractors, and state that Telephonics is “generally a first-tier supplier” to such prime contractors. While we note that both Lockheed Martin Corporation and the Boeing Company are significant customers of Telephonics, it is unclear whether the remaining contractors that are listed are also significant customers. In future filings, please disclose the basis upon which you have determined to identify these customers, and clarify whether these customers are representative of your customers generally.

Response:

In our discussion, we have identified those prime defense contractors with whom we have the most significant long-term relationships and who have represented, over time, Telephonics’ most significant customers from a revenue perspective. In future filings, we will provide expanded discussion regarding Telephonics’ customers, in line with the following:

Based on long-established relationships supported by existing contractual arrangements, Telephonics is a first-tier supplier to prime contractors in the defense industry such as Lockheed Martin, Boeing, Northrop Grumman, General Dynamics, BAE Systems, MacDonald Dettwiler, and Sikorsky Aircraft, and is often a prime contractor to the U.S. Department of Defense and the U.S. Department of Homeland Security (“Homeland Security”). The significance of each of these customers to Telephonics’ revenue fluctuates on an annual basis, based on the timing and funding of the Original Equipment Manufacturers (“OEM”) contract award, and the technological scope of the work required to be performed. For the year ended September 30, 2010, the United States

Government and its agencies represented 24% of Griffon’s consolidated revenue and 73% of Telephonics’ segment revenue, either as a prime contractor, or as a sub-contractor.

Ames True Temper, page 8

Joint Ventures, pages 11

4.

We note your disclosure regarding the joint venture interests held by ATT. We further note that you have not filed the joint venture agreements as exhibits to the Form 10-K. Please supplementally provide us with your analysis as to why the agreements are not required to be filed as exhibits pursuant to Item 601(b)(10) of Regulation S- K.

Response:

ATT characterized its arrangements with three China-based suppliers as joint ventures (“JV’s”) in its filings with the Commission prior to Griffon’s acquisition of ATT. With respect to each JV, ATT purchased 25% to 35% of the registered capital of each of three separate China-based suppliers, and received certain commercial and contractual rights and certain management rights. These agreements enable ATT to sole source manufactured products from these suppliers, as part of the strategies employed by ATT to compete with products sourced from low cost countries. The investments in the JVs are carried at ATT’s historical cost, which approximates $300,000. ATT does not participate in profits or losses of these China-based suppliers nor does ATT receive financial information with regard to these suppliers.

In consider of the factors stated above, we do not believe the agreements are material within the meaning of Item 601(b)(10) of Regulation S-K, and therefore we have not filed such agreements as exhibits to our Form 10-K.

Seasonality, page 15

5.

In future filings, please describe why your revenue and earnings are historically lowest in the second quarter and highest in the fourth quarter, and why, with the inclusion of ATT, you expect that revenue and earnings will be lowest in the first and second quarters, and highest in the third and fourth quarters. We note that you have provided more robust disclosure on page 18. Please provide similar disclosure in your business section in future filings.

Response:

In future filings, we will provide expanded discussion regarding the seasonality of our business, in line with the following:

Historically, Griffon’s revenue and income have been lowest in our second quarter ending March 31 and highest in our fourth quarter ending September 30, primarily due to the seasonality of CBP’s business, which is driven by residential renovation and construction, and which is generally at reduced levels during the winter months and at its highest levels during warm weather. Because a high percentage of CBP’s manufacturing overhead and operating expenses are relatively fixed throughout the year, operating margins have historically been lower in those quarters with lower revenue.

With the inclusion of ATT’s operating results, starting in 2011, our first and second quarters are expected to be Griffon’s lower revenue and income quarters. ATT’s lawn and garden products are used primarily in the spring and summer; in 2010, 61% of ATT’s sales occurred during the second and third fiscal quarters.

Demand for lawn and garden products is influenced by weather, particularly weekend weather during the peak gardening season. ATT’s sales volumes could be adversely affected by certain weather patterns such as unseasonably cool or warm temperatures, hurricanes, water shortages or floods. In addition, lack of snow or lower than average snowfall during the winter season may also result in reduced sales of certain ATT products, such as snow shovels and other snow tools. As a result, ATT’s results of operations, financial results and cash flows could be adversely impacted.

Intellectual Property, page 15

6.

We note that you disclose certain global and regional trademarks. However we note your disclosure on page 9 and elsewhere in your Form 10-K that you also hold certain patents and copyrights. In future filings, to the extent material, please disclose the importance to the segment and the duration and effect of all patent and trademarks. See Item 101(c)(iv) of Regulation S-K.

Response:

We acknowledge the Staff’s comments. In future filings, we will provide the following expanded discussion regarding our intellectual property, which highlights the importance of trademarks and patents to certain of our business segments. Copyrights are generally of less importance to Griffon’s businesses.

Intellectual Property

Griffon follows a practice of actively protecting and enforcing its proprietary rights in the U.S. and throughout the world where Griffon’s products are sold.

Trademarks are of significant importance to Griffon’s Home & Building Products business. Principal global and regional trademarks include Clopay®, Ideal Door®, Holmes®, Ames®, True Temper®, Ames True Temper®, Garant®, Hound Dog®, Westmix and Dynamic Design™, UnionTools®, Razor-Back® Professional Tools and Jackson® Professional Tools. The Clopay® trademark is also used by our Plastics business. The Home and Building Products business has over 400 trademarks and over 50 pending trademark applications. Griffon’s rights in these trademarks endure for as long as they are used and registered.

Patents are significant to our Clopay Plastic Products business. Technology evolves rapidly in the plastics business, and Plastics’ customers are constantly striving to offer products with innovative features at a competitive price to the end consumer. As a result, Plastics is constantly seeking to offer new and innovative products to its customers. Plastics has approximately 30 patents in the United States, and approximately 160 corresponding foreign patents, primarily covering breathable and elastic polymer films and laminates and various methods and machinery for producing these materials. Patents are also important to our Home & Building Products segment. Ames True Temper protects its designs and product innovation through the use of patents, and currently has approximately 195 issued patents and approximately 25 pending patent applications in the United States, as well as approximately 100 and 40 corresponding foreign patents and patent applications, respectively. Clopay Building Products has approximately 25 patents in the United States, and over 40 corresponding foreign patents, primarily related to garage door system components. Design patents are generally valid for fourteen years, and utility patents are generally valid for twenty years. Our various patents are in different stages of their useful life.

In the government and defense business, formal intellectual property rights are of limited value. Therefore, our Telephonics business tends to hold most of its important intellectual property as trade secrets, which it protects through the use of contract terms and carefully restricting access to its technology.

Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 26

7.

We note your disclosure that you have not paid cash dividends during the past five years. In future filings please state whether you have any future intention of paying cash dividends. See Item 201(c)(2) of Regulation S-K.

Response:

In future filings, we will provide the following discussion regarding the potential payment of dividends:

No cash dividends on Common Stock were declared or paid during the five years ended September 30, 2010. The Company periodically evaluates the merits of paying dividends on its Common Stock, but currently does not intend to commence the payment of dividends.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Results of Operations

Business Segments, page 32

8.

We note you present several non-GAAP measures on both a consolidated and segment basis. If you continue to present non-GAAP measures in future filings, please revise your disclosures to fully comply with all the requirements of Item 10(e)(i) of Regulation S-K for each non-GAAP measure you present.

Response:

In future filings, we will provide the following additional information in the MD&A:

Griffon evaluates performance and allocates resources based on each segments’ operating results before interest income or expense, income taxes, depreciation and amortization, and certain nonrecurring items of income or expense. Griffon believes this information is useful to investors for the same reason. The following table provides a reconciliation of Segment operating profit and Segment profit before depreciation, amortization, restructuring and impairment to Income before taxes and discontinued operations:

	For the Years Ended September 30,

	2010	2009	2008

Segment operating profit (loss):
Telephonics	$38,586	$34,883	$32,862
Home & Building Products	4,986	(11,326)	(17,444)
Clopay Plastic Products	20,469	24,072	20,620

Total segment operating profit	64,041	47,629	36,038
Unallocated amounts	(37,199)	(20,960)	(21,281)
Gain (loss) from debt extinguishment, net	(1,117)	4,488	—
Net interest expense	(11,913)	(11,552)	(14,939)

Income (loss) before taxes and discontinued operations	$13,812	$19,605	$(182)

Segment profit before depreciation, amortization, restructuring and impairment:
Telephonics	$46,120	$41,540	$39,615
Home & Building Products	19,351	3,137	10,150
Clopay Plastic Products	42,853	46,002	43,258

Total segment profit before depreciation, amortization, restructuring and impairment	108,324	90,679	93,023
Unallocated amounts	(37,199)	(20,960)	(21,281)
Gain (loss) from debt extinguishment, net	(1,117)	4,488	—
Net interest expense	(11,913)	(11,552)	(14,939)
Segment depreciation and amortization:
Telephonics	(7,534)	(6,657)	(6,753)
Home & Building Products	(10,185)	(13,223)	(12,071)
Clopay Plastic Products	(22,384)	(21,930)	(22,638)

Total depreciation and amortization	(40,103)	(41,810)	(41,462)
Home & Building Products:
Goodwill impairment	—	—	(12,913)
Restructuring charges	(4,180)	(1,240)	(2,610)

Other Home & Building adjustments	(4,180)	(1,240)	(15,523)

Income (loss) before taxes and discontinued operations	$13,812	$19,605	$(182)

9.

We note that your year-over-year analysis does not provide a discussion of the business reasons for changes in the various line items of your statements of income. For example, for Telephonics, you state only that revenue increased 12% in 2010 “mainly due to awards associated with various radar programs, and the CREW 3.1 contract.” This description merely tells investors that there was an increase in contracts awarded to Telephonics, but does not provide the business reasons underlying such increased awards. In addition, you state that segment operating profit margin in both 2010 and 2009 was constant “due to strong sales performance and favorable program mix being offset by higher SG&A expenses.” Without further description, it is unclear what “favorable program mix” means and how this affected operating profit margin. In addition, in circumstances where there is more than one business reason for the change, you should quantify the incremental impact of each individual business reason on the overall change in the line item. We note that this comment applies to your entire Business Segments discussion. With a view toward future filings, please show us how your revised disclosure will look based on the results from your most recently completed fiscal year. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response:

In future filings, we will expand our Management’s Discussion and Analysis of Financial Condition and Results of Operations; below is a revised discussion of 2010 compared to 2009 as an example of the expanded discussion, as requested.

BUSINESS SEGMENTS

Telephonics

	Years Ended September 30,

(in thousands)	2010		2009		2008

Revenue	$434,516		$387,881		$366,288

Segment operating profit	38,586	8.9%	34,883	9.0%	32,862	9.0%
Depreciation and amortization	7,534		6,657		6,753

Segment profit before depreciation and amortization	$46,120	10.6%	$41,540	10.7%	$39,615	10.8%

2010 Compared to 2009

In 2010, Telephonics’ revenue increased $46.6 million, or 12%, compared to the prior year, mainly on increased revenue from radar systems ($15 million) and electronic systems ($36 million). Telephonics continued to benefit from strong demand for its intelligence, surveillance and reconnaissance products. Radar growth was driven by identification friend or foe (“IFF”) radar programs, airborne warning and control systems (“AWACS”), light airborne multi-purpose systems (“LAMPS”) and other radar programs. Electronic systems growth resulted mainly from revenue for Counter Radio Frequency Improvised Explosive Device Electronic Warfare (“CREW”) 3.1 program where the company serves as a subcontractor.

Segment operating profit increased $3.7 million to $38.6 million in 2010, driven mainly by the strong revenue growth. Segment operating profit margin remained consistent with prior year. Operating margin benefited from the strong revenue growth, although such benefit was substantially offset by increased SG&A expenses. SG&A expenses increased compared to the prior year driven by increased research and development, and marketing related expenses incurred in connection with business development initiatives to sustain revenue growth in future periods; these expenditures were primarily focused on supporting ongoing air traffic management, mobile surveillance and unmanned aerial vehicle (“UAV”) initiatives. Administrative expenses also increased to support the operations and higher sales.

Home & Building Products

	Years Ended September 30,

(in thousands)	2010		2009		2008

Net Sales	$389,366		$393,414		$435,321

Segment operating profit (loss)	4,986	1.3%	(11,326)	NM	(17,444)	NM
Depreciation and amortization	10,185		13,223		12,071
Goodwill impairment	—		—		12,913
Restructuring charges	4,180		1,240		2,610

Segment profit before depreciation, amortization, restructuring and impairment	$19,351	5.0%	$3,137	0.8%	$10,150	2.3%

Home & Building Products is comprised of ATT and CBP. The acquisition of ATT occurred on September 30, 2010. Accordingly, ATT’s results of operations are not included in the Griffon consolidated statements of operations or cash flows, nor segment results for the year ended September 30, 2010.

2010 Compared to 2009

CBP revenue declined $4.0 million, or 1%, compared to the prior year. Sales of residential doors stabilized in line with the housing market, offset by a decline in commercial door revenue, reflecting continued weakness in the commercial construction market. Overall, a 1% volume increase coupled with a favorable translation benefit from a weaker U.S. dollar on Canadian dollar-denominated sales added $9 million of revenue. However, the volume and translation benefits were more than offset by a revenue decline of $13 million due to a shift in product mix from higher-priced commercial doors to lower-priced residential doors.

Segment operating profit for 2010 was $5.0 million, an improvement of $16.3 million compared to the prior year. The improved operating performance was mainly driven by lower overall operating costs resulting from the various restructuring activities undertaken in the past two years. Also contributing to the improvement, the increased volume resulted in favorable absorption of fixed manufacturing costs.

Plastics

	Years Ended September 30,

(in thousands)	2010		2009		2008

Net Sales	$470,114		$412,755		$467,696

Segment operating profit	20,469	4.4%	24,072	5.8%	20,620	4.4%
Depreciation and amortization	22,384		21,930		22,638

Segment profit before depreciation and amortization	$42,853	9.1%	$46,002	11.1%	$43,258	9.2%

2010 Compared to 2009

In 2010, Plastics’ revenue increased $57.4 million, or 14%, compared to the prior year, mainly due to improved volumes, which increased in all geographic regions. The favorable translation benefit from a weaker U.S. dollar on foreign-currency denominated revenue added 2% and the benefit of the pass-through of higher resin costs added 1%.

Segment operating profit decreased $3.6 million, or 15%, and operating profit margin decreased 140 basis points primarily due to increases in the cost of resin; such increased costs were not yet reflected in higher customer selling prices due to delays in passing on such cost increase, with a resultant unfavorable impact on margin. Plastics adjusts customer selling prices based on underlying resin costs, on a delayed basis. Other factors contributing to the operating profit decline were increases in freight costs as well as product development costs.

Liquidity and Capital Resources, page 34

10.

We note you have credit facilities and sources of liquidity at your disposal under various credit agreements. It is not clear, in all instances, what your available credit is under these facilities to fund your future liquidity requirements. Please modify your disclosures in future filings to provide investors with a clear understanding of your available credit under each existing credit and loan facility.

Response:

In future filings, we will provide the following discussion regarding our available credit under each existing credit and loan facilities; for the sake of brevity, we are including only the liquidity disclosures that are to be added or modified.

At September 30, 2010, the Company and its subsidiaries had entered into various asset based lending and revolving credit facilities in aggregate principal amounts totaling $225 million.

Borrowings under these facilities may be repaid and reborrowed from time to time. At September 30, 2010, aggregate borrowings under these various facilities totaled $55.0 million including letters of credit of $18.9 million; at September 30, 2010, $151.1 million was available to be borrowed under these various facilities.

…… The New ABL provides for a revolving credit facility in an aggregate principal amount equal to $125 million (subject to customary borrowing base limitations) which includes a swing line facility with a sublimit of $12.5 million and a letter of credit facility with a sublimit of $25 million. Borrowings under the New ABL may be repaid and reborrowed from time to time; all borrowings mature on September 30, 2015. At September 30, 2010, $25 million was outstanding under the New ABL and approximately $86.5 million was available for borrowing.

In March 2008, Telephonics entered into a credit agreement with JPMorgan Chase Bank, N.A., as administrative agent, and the lenders party thereto, pursuant to which the lenders agreed to provide a five-year, revolving credit facility of $100 million (the “TCA”). At September 30, 2010, $30.0 million was outstanding under the TCA and approximately $64.6 million was available for borrowing.

Off-Set Agreements, page 40

11.

We note your disclosure of obligations under various off-set agreements. Please tell us and disclose in your accounting policy disclosures, how you account for these obligations. In addition, please tell us if and where you have recognized these amounts in your financial statements.

Response:

We may enter into industrial cooperation agreements, also referred to as offset agreements; such arrangements are generally a condition for obtaining orders for products and services from customers in foreign countries. These agreements promote investment in such foreign country, and may be satisfied through activities that do not require us to use our cash, including transferring technology, providing manufacturing and other consulting support. These agreements may also be satisfied through activities such as purchasing supplies from in-country vendors, setting up support centers, research and development investments, acquisitions and building or leasing facilities for in-country operations, if applicable. Purchase order commitments associated with offset agreements are included in the Contractual Obligations table.

Offset programs typically extend over several years and, in some cases provide for penalties in the event we fail to perform in accordance with contract requirements. The amount of the offset requirement is determined by contract value awarded and negotiated percentages with customers. At September 30, 2010, Telephonics had outstanding offset agreements approximating $102 million, some of which extend through 2015. Historically, Telephonics has satisfied its offset obligations and not been required to pay penalties; as of September 30, 2010, no such penalties are probable or estimable.

Telephonics continually monitors its obligations under all offset agreements, administratively tracking relevant expenditures and other actions for which it receives credit for purposes of satisfying offset commitments, while accounting for expenditures in the appropriate financial statement caption (e.g., purchase of qualifying materials as inventory). Specific accounting for offset agreement costs would result only when Telephonics has not satisfied offset agreement obligations with resultant penalties. As noted above, Telephonics has historically satisfied such offset obligations and avoided penalties.

As the Company has historically satisfied offset obligations and avoided penalties, we believe that our discussion of Telephonics’ revenue recognition, primarily on the percentage of completion method, on page 55 of our Form 10-K for September 30, 2010 adequately addresses the matter of accounting for all revenue and costs associated with all contracts.

Critical Accounting Policies

Goodwill, Long-Lived Intangible and Tangible Assets and Impairment, page 43

12.

We note that you have recorded goodwill impairments in prior periods and that future goodwill impairments could be material to your financial statements. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying values and goodwill for such reporting units, in the aggregate or individually, if impaired, could materially impact your results or total shareholders’ equity, please identify those reporting units, along with the corresponding reportable segment, and provide the following disclosures for each such unit in future filings:

• The percentage by which fair value exceeds carrying value as of the most-recent step-one test.
• The amount of goodwill allocated to the unit.
• A description of the material assumptions that drive estimated fair value.
•

A discussion of the uncertainties associated with each key assumption. For example, to the extent that your assumptions materially deviate from your historical results, please include a discussion of those assumptions.

• A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

If you have determined that estimated fair values substantially exceed carrying values for all of your reporting units, please disclose that determination in future filings. Reference Item 303 of Regulation S-K.

Response:

The result of Griffon’s testing of goodwill and indefinite lived intangible assets in each of its three reporting units indicated there was substantial excess fair value above the carrying value of these assets. In future filings, we will add the following regarding goodwill and indefinite lived intangible assets:

“Griffon performs its annual goodwill impairment review as of September 30, 2010 of each year using discounted future cash flows of each reporting unit. Based upon the results of the annual impairment review, it was determined that the fair value of each reporting unit substantially exceeded the carrying value of the assets and no impairment existed.”

13.

We note your disclosure that you had three reporting units. Please tell us if you continue to believe that you have three reporting units subsequent to your acquisition of ATT. If you do, please explain to us how you determined that ATT is not a reporting unit based on the provisions of ASC 350-20-35.

Response:

Please see a discussion of this matter in response to your question 17 below.

Financial Statements

Note 1 – Description of Business and Summary of Significant Accounting Policies

Consolidation, page 52

14.

We note your disclosure on page 11 indicates you have various joint venture interests ranging from 25-35% as a result of your acquisition of ATT. Please expand your consolidation policy disclosure in future filings to include a discussion of how you account for the joint ventures. In addition, we note your disclosure on page 11 indicates ATT does not participate in the profit or loss of the joint ventures. In future filings, please explain to investors how the company is compensated for its activities in the joint ventures. We note your disclosure indicates that ATT is primarily responsible for exporting activities.

Response:

ATT characterized its arrangements with three China-based suppliers as joint ventures (“JV’s”) in its filings with the Commission prior to Griffon’s acquisition of ATT. With respect to each JV, ATT purchased 25% to 35% of the registered capital of each of three separate China-based suppliers, and received certain commercial and contractual rights and certain management rights. These agreements enable ATT to sole source manufactured products from these suppliers, as part of the strategies employed by ATT to compete with products sourced from low cost countries. The investments in the JVs are carried at ATT’s historical cost, which approximates $300,000. ATT does not participate in profits or losses of these China-based suppliers nor does ATT receive financial information with regard to these suppliers.

Given the nature of the supply agreements and the immateriality of the carrying value thereof relative to Griffon’s consolidated assets, we do not believe it necessary to disclose the accounting for the supply agreements in our consolidation policy footnote.

Note 6 – Goodwill and other Intangibles, page 66

15.

We note you have reclassified an “unpatented intangibles” asset from indefinite lived to amortizable with effect from October 1, 2009. Please tell us the nature of this intangible and describe the facts and circumstances that prevented you from previously being able to identify a useful life.

Response:

In 2005, Telephonics acquired certain unpatented technology related to a Short Range Radio (“SRR”) product. At the time such technology was acquired, it was determined that the unpatented technology would serve in the vast majority of cases as the basis for significant enhancements through modifications and supplements, as opposed to requiring restructuring or a major rewrite of the core technology. Based on this assessment, the acquired intangible asset was deemed to have an indefinite life with no legal, regulatory, contractual, competitive, economic or other factor to limit such useful life.

During Griffon’s fiscal year ending September 30, 2010, Telephonics management determined that, with the expanded uses for the acquired technology and the rapid acceleration of technology, both commercially and militarily, significant changes would need to be made to the technology over the next ten years. With this new information, it was determined that the intangible no longer had an indefinite life and that the remaining useful life approximated 10 years. Based on this additional information, Griffon reclassified the intangible to definite lived and started amortizing it over it estimated remaining useful life of 10 years.

Note 12 – Employee Benefit Plans, page 74

16.

It appears your pension assets relative to your accumulated benefit obligation are underfunded. Please expand your disclosures in future filings to discuss any catch-up contributions you may be required to make, as well as your plan’s funding status under the Pension Protection Act of 2006. Please also disclose any plan restrictions that may be in effect given your current level of funding.

Response:

In future filings, we will provide the following regarding our catch-up contributions and funding status under the Pension Protection Act of 2006:

The majority of Griffon’s qualified pension plans are covered by the Pension Protection Act of 2006. The weighted average Adjusted Funding Target Attainment Percent (“AFTAP”) for these plans as of 1/1/10 was 83.3%, with all of the plans in excess of the 80% threshold; as such there were no plan restrictions. The expected level of 2011 catch-up contributions is $6,914.

Note 20 – Business Segment, page 89

17.

We note you include ATT in your Home & Building Products reportable segment. Please tell us whether ATT is an operating segment. If you determined that ATT is not an operating segment, please explain to us how you made this determination based on the provisions of ASC 280-10-50. If you determined that ATT is an operating segment, please explain to us how you determined it is appropriate to aggregate ATT with CBP based on the provisions of ASC 280-10-50-11.

Response:

Ames True Temper, Inc. (“ATT”), acquired by Griffon on September 30, 2010, is a leading provider of non-powered landscaping products that make work easier for homeowners and professionals. The acquisition of ATT was part of Griffon’s overall strategy of investing in the broadly-defined Home and Building Products sector.

Having made the determination that ATT met the criteria as an operating segment, we made the further determination that it was appropriate to aggregate ATT with CBP based on the provisions of ASC 280-10-50 which recognizes that operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Subtopic, if the segments have similar economic characteristics, and if the segments are similar in all of the following areas:

	a)	The nature of the products and services;
	b)	The nature of the production processes;
	c)	The type or class of customer for their products and services;
	d)	The methods used to distribute their products or provide their services; and
	e)	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

CBP and ATT operate in the building products sector where demand for our products is influenced by the repair and remodeling of existing homes, construction of new homes and commercial construction expenditures. Additionally, CBP and ATT have similar economic characteristics, in particular similar gross margins; such margins are expected to remain similar in the future.

CBP and ATT meet all of the applicable criteria for aggregation (items a-d above; for “e” there is no applicable regulatory oversight or environment), and are accordingly disclosed as one reporting unit.

Exhibits

18.

We note that you incorporate the Credit Agreements, Exhibits 10.32 and 10.33, by reference to your Current Report on Form 8-K filed on October 1, 2010. However, it does not appear that you filed all of the exhibits and schedules to these agreements when you initially filed them. If these exhibits and schedules have been filed previously, please advise us as to where they are located. Otherwise, in your next Exchange Act filing, please file complete copies of such agreements, including all exhibits and schedules. See Rule 601(b)(10) of Regulation S-K. Please note that Item 601(b)(2) of Regulation S-K provides a carve-out for schedules or attachments that are not material to an investment decision, but Item 601(b)(10) does not include a similar provision.

Response:

In a telephone conversation with Mr. Stertzel of the Staff of the Commission on March 8, 2011, Mr. Stertzel confirmed to us that if the Credit Agreements, Exhibits 10.32 and 10.33, were terminated prior to our next ordinary course Exchange Act filing, then we would not be required to file the exhibits and schedules to these agreements. In fact, as publicly announced in two press releases issued on March 17, 2011 and March 18, 2011 and as publicly reported in two Current Reports on Form 8-K dated March 17, 2011 and March 18, 2011, the Credit Agreements were repaid in full and terminated. We entered into a new credit agreement upon termination of the former Credit Agreements, and we filed the new credit agreement as Exhibit 99.2 to the Form 8-K dated March 18, 2011. All exhibits and schedules to the new credit agreement were included as part of such filing.

Certifications

19.

We note that you have deleted the “(s)” from “certifying officer(s)” in paragraphs 4 and 5, and deleted “fiscal” from paragraph 4(d). In future filings, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K. Please also comply with this comment in all future quarterly reports.

Response:

We acknowledge the Staff’s comment. In future filings, our certifications will be filed as set forth in Item 601(b)(31)(i) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis

Executive Compensation Decisions – The Role of the Compensation Committee Executives and Consultants, page 17

20.

We note your disclosure that in fiscal year 2010 your Compensation Committee used the services of an independent consulting firm to perform analysis and to make recommendations relating to executive compensation. In future filings, please describe the role of compensation consultants in determining or recommending the amount or form of executive and director compensation, including stating whether the consultants were engaged directly by the compensation committee, describing the nature and scope of their assignment and the material elements of the instructions or directions given to the consultants with respect to the performance of their duties under the engagement. See Item 407(e)(3)(iii) of Regulation S-K.

Response:

We acknowledge the Staff’s comment. In future filings we will make clear that the compensation consultant is retained directly by the Compensation Committee, and will include additional disclosure regarding the nature and scope of the consulting firm’s assignment and the instructions given to the consulting firm with respect to the performance of its duties.

21.

We note your disclosure that you “do not believe that [y]our compensation programs are structured to reward inappropriate risk taking.” It is unclear from such statement whether you determined that your compensation policies and practices are not reasonably likely to result in a material adverse effect. Please supplementally advise us as to whether you reached such a conclusion. See Item 402(s) of Regulation S-K.

Response:

As noted on page 17 in the CD&A section of our Proxy Statement, the Compensation Committee determined that our compensation programs are structured in a way so as not to reward inappropriate risk-taking for various reasons, including:

• The use of multiple performance measures under our annual performance bonus plan, which discourages focus on a single measure

• The use of a mix of variable performance-based annual compensation (annual cash incentive bonus), fixed compensation (base salary), and long-term equity compensation (restricted share awards)

•

The design of our compensation programs to encourage executives to focus on both short-term and long-term objectives through the use of (i) annual performance-base cash bonuses and (ii) long-term equity awards with a minimum three-year vesting period

• The adoption of stock ownership guidelines

• The use of an independent compensation consultant from time to time

In making this determination, the Compensation Committee also concluded that our compensation policies and practices are not reasonably likely to result in a material adverse effect. We will clarify this in future filings.

Elements of Executive Compensation

Annual Cash Incentive Bonuses, page 19

22.

We note that you disclose the pre-determined ranges for your performance targets (EBITDA, working capital and completion of acquisitions with specific aggregate revenues) that you used to determine the annual cash incentive bonuses for both Mr. Kramer and Mr. Wetmore. In addition, we note that each of the performance targets is tied to a specific portion of the total annual cash incentive bonus. For example, Mr. Kramer was eligible for a maximum payout of $5 million, $3 million of which was based on the attainment of an EBITDA target that ranged from $45 million at a minimum threshold to $81 million for the maximum payout. Similarly, Mr. Wetmore was entitled to a maximum payout of $2.75 million, $1 million of which was based on the same EBITDA target range used for Mr. Kramer. Although you have disclosed the range of the performance targets, it is unclear how you determined the actual annual cash incentive bonuses based on the actual results received by the company. In particular, with a view toward future filings, please provide us with revised draft disclosure based on your results for the most recently completed fiscal year showing the following:

	•	Where actual results fell within the ranges established for the performance targets;

	•	How the actual payout was calculated based on where it fell within such range;

•

Where the performance targets had to fall within the pre-established range for Mr. Kramer and Mr. Wetmore to receive their target bonus (i.e. 150% of base salary for Mr. Kramer and 75% of base salary for Mr. Wetmore); and

•

Why Mr. Kramer received his overall maximum aggregate bonus when Mr. Wetmore received only $1 million of his overall maximum aggregate bonus of $2.75 million, despite the fact that the same performance target ranges were used.

Response:

With respect to the first two bullet points under Item 22, our revised disclosure shows where our actual results fell within the ranges established for our performance targets and how the actual payouts were calculated relative to where actual results fell within such ranges.

With respect to the third bullet point under Item 22, please note that references to the 150% of base salary target (for Mr. Kramer) and 75% of base salary target (for Mr. Wetmore) relate only to each such executive’s contractual entitlement to his target annual bonus. Since, with respect to each of Mr. Kramer and Mr. Wetmore, the Compensation Committee established an aggregate annual target payout under the 2006 Performance Bonus Plan for fiscal 2010 independent of such executive’s contractual target payout obligation, we do not believe it would have been relevant or helpful to investors to provide any discussion of these contractual target amounts in the Annual Cash Incentive Bonuses section of the CD&A.

Finally, with respect to the fourth bullet point under Item 22, Mr. Wetmore did not receive his eligible maximum aggregate bonus because the Compensation Committee, as noted in the second-to-last paragraph of the Annual Cash Incentive Bonuses in the CD&A, decided to exercise its negative discretion and established a bonus payout of $1 million instead.

Set forth below is proposed revised disclosure for the second and third-to-last paragraphs of the Annual Cash Incentive Bonuses section in the CD&A, based on our results for the most recently completed fiscal year.

“After the conclusion of fiscal year 2010 and the preparation of the Company’s audited financial statements, the Compensation Committee held meetings that its consultant attended in which the Committee reviewed the extent to which targets established under the 2006 Performance Bonus Plan were attained and considered the extent to which bonuses under that plan would be paid. The Committee determined that Mr. Kramer was eligible for a $3 million bonus as a result of the EBITDA generated by the Company’s operations (EBITDA exceeded the maximum EBITDA target of $81 million), a bonus of $3 million based upon the level of the Company’s working capital at year end (actual working capital at year end exceeded the maximum year end working capital target of $565 million), and a bonus of $2 million based upon completing the acquisition of Ames True Temper (fiscal 2010 revenues of Ames True Temper exceeded the maximum acquired revenue target of $250 million). The potential bonus of $8 million is the sum of (a) $3 million for exceeding the maximum EBITDA target, (b) $3 million for exceeding the maximum working capital target, and (c) $2 million for exceeding the maximum acquisition revenue target, all as established by the Compensation Committee, and as discussed above. However, because the maximum amount an individual can earn under the 2006 Performance Bonus Plan in one year is limited to $5 million, Mr. Kramer could not be paid a bonus in excess of $5 million. The Compensation Committee concluded that, in light of the superior achievement in relation to the performance criteria determined for bonus eligibility for fiscal year 2010, a bonus of $5 million should be paid to Mr. Kramer.

Similarly, the Committee determined that Mr. Wetmore was eligible for a $1 million bonus as a result of the attainment of the EBITDA generated by the Company’s operations (actual EBITDA exceeded the maximum EBITDA target of $81 million), a bonus of $1 million based upon the level of the Company’s working capital at year end (actual working capital exceeded the maximum year end working capital target of $565 million), and a bonus of $750,000 based upon completing the acquisition of Ames True Temper (fiscal 2010 revenues of Ames True Temper exceeded the maximum acquired revenue target of $250 million). The potential bonus of $2.75 million is the sum of (a) $1 million for exceeding the maximum EBITDA target, (b) $1 million for exceeding the working capital maximum target, and (c) $750,000 for exceeding the maximum acquisition revenue target, again, all as established by the Compensation Committee, and as discussed above. The Compensation Committee took into consideration the relative contributions, roles and aggregate compensation of all the named executive officers, and decided to exercise negative discretion in respect of Mr. Wetmore and, accordingly, concluded that a cash bonus of $1 million should be paid to Mr. Wetmore.”

Grants of Plan-Based Awards – Fiscal 2010, page 27

23.

We note that you have not included a threshold payout for the Non-Equity Incentive Plan Awards for Mr. Kramer and Mr. Wetmore. However, we note that there was a minimum threshold for bonus eligibility set for each of the performance targets used to determine the annual cash incentive bonus. With a view toward future filings, please provide us with revised disclosure showing the payout that Mr. Kramer and Mr. Wetmore would have received based on the minimum threshold performance targets.

Response:

With a view toward future filings, set forth below is revised tabular disclosure, together with a revision of relevant footnotes, showing, among other things, the payouts Messrs. Kramer and Wetmore would have received based on the minimum threshold performance targets under the 2006 Performance Bonus Plan. We have deleted the footnote reference to the contractual bonus targets under the employment agreements for Messrs. Kramer and Wetmore, since we believe, as indicated above in our response to Item 22, that the inclusion of such information is not relevant or helpful to investors.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards				Estimated Future Payouts Under Equity Incentive Plan Awards

Name	Grant Date	Threshold ($)	Target ($)	Maxi- mum ($)		Threshold ($)	Target ($)	Maxi- mum ($)	All Other Stock Awards: Number of Shares of Stock or Units (#)(1)		All Other Option Awards: Number of Securities Under- lying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards (S)

Ronald J. Kramer	10/1/09	—	—	—		—	—	—	25,000	(4)	—	—	225,000	(4)
Chief Executive	11/18/09	—	—	—		—	—	—	200,000	(5)	—	—	1,894,000	(5)
Officer and	—	2,400,000	3,600,000	5,000,000	(2)	—	—	—	—		—	—	—
President
Douglas J. Wetmore	11/18/09	—	—	—		—	—	—	15,000	(6)	—	—	142,050	(6)
Executive Vice	—	1,000,000	1,500,000	2,750,000	(3)	—	—	—	—		—	—	—
President and Chief
Financial Officer
Patrick L. Alesia
Senior Vice
President and Chief
Administrative
Officer
Seth L. Kaplan	5/17/10	—	—	—		—	—	—	40,000	(7)	—	—	586,000	(7)
Senior Vice
President, General
Counsel and
Secretary

(2)

As discussed in the CD&A, under the individual maximum payouts established by the Compensation Committee under the EBITDA, working capital and acquisition revenue performance criteria for the fiscal year ended September 30, 2010, Mr. Kramer was eligible for a maximum bonus of up to $8,000,000. However under our 2006 Performance Bonus Plan, the maximum bonus that may be payable to an individual in respect of the 2010 fiscal year is $5,000,000. The Compensation Committee, under the 2006 Performance Bonus Plan for the fiscal year end September 30, 2010, also established a “superior” target payout level for Mr. Kramer of $5,200,000 (subject also to the overall $5,000,000 maximum payout limit under the 2006 Performance Bonus Plan set forth above).

(3) The Compensation Committee, under the 2006 Performance Bonus Plan for fiscal year end September 30, 2010, also established a “superior” target payout level for Mr. Wetmore of $2,000,000.

Certain Relationships and Related Person Transactions, page 54

24.

We note your disclosure relating to the aggregate fees and expenses paid to affiliates of GS Direct in 2010. In future filings, please disclose the amount paid for each separate transaction with GS Direct, or any other related person, as opposed to providing only the aggregate amount.

Response:

We acknowledge the Staff’s comment. In future filings we will disclose the amount paid to GS Direct, or any other related person, for each separate transaction.

Form 10-Q for the Quarterly Period Ended December 31, 2010

25.

We note that your Chief Executive Officer and Chief Financial Officer have concluded that your disclosure controls and procedures were effective. However, you state that your “disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and Griffon’s Chief Executive Officer and Chief Financial Officer have concluded that such controls and procedures are effective at the ‘reasonable assurance’ level.” In future filings please do not include two separate conclusions regarding the effectiveness of your disclosure controls and procedures and instead revise to clarify, if true, that your officers concluded that your disclosure controls and procedures were effective at the reasonable assurance level.

Response:

We acknowledge the Staff’s comment. In future filings, we will not include two separate conclusions regarding the effectiveness of our disclosure controls and procedures, but will instead revise to clarify, as appropriate, that our officers have concluded that our disclosure controls and procedures were effective at the reasonable assurance level.

26.

In future filings, please either clarify that your disclosure controls and procedures are as defined by Exchange Act Rule 13a-15(e) and 15d-15(e), or provide the complete definition of disclosure controls and procedures as contained in such rules.

Response:

We acknowledge the Staff’s comment. In future filings, we will clarify that our disclosure controls and procedures are as defined by Exchange Act Rule 13a-15(e) and 15d-15(e).

Certifications

We note that you have included the title of the certifying officer in the introductory line to the certifications and that you have reversed the words “fiscal” and “fourth” in paragraph 4(d). In future filings, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K.

Response:

We acknowledge the Staff’s comment. In future filings, our certifications will be filed as set forth in Item 601(b)(31)(i) of Regulation S-K.

Form 8-K/A Filed November 12, 2010

Pro Forma Adjustments, page 5

Note-b

27.

It appears you have made pro forma adjustments to the historical financial statements to remove “management fees” and “deal costs.” Please refer to Rule 11-02(b)(6) of Regulation S-X and tell us how these adjustments are directly attributable to the transaction, expected to have a continued effect, and factually supportable.

Response:

According to number 4 in the instructions of Rule 11-02 “Adjustments may also be necessary when charges for corporate overhead, interest, or income taxes have been allocated to the entity on a basis other than one deemed reasonable by management.” The management fees included in Ames True Temper, Inc.’s (“ATT”) financial statements were charged to it by the previous parent of ATT, but with no related benefit to ATT. Griffon management did not consider the management fee to be factually supportable nor reasonably allocable to ATT.

ATT also incurred certain costs that were directly related to the transaction. Griffon management determined that such costs were directly attributable to the transaction, would not have a continuing effect on the ATT business and were factually supportable.

Griffon management considers the adjustments for management fees and deal costs to be appropriate in determining the pro-forma combined financial statements.

************************

In conclusion, as requested, the Company acknowledges that:
• The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
• Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
• The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Douglas J. Wetmore

Douglas J. Wetmore
Executive Vice President and
Chief Financial Officer